UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)
4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On March 4, 2008, the registrant sent to its shareholders a notice and proxy statement regarding an Extraordinary General Meeting of shareholders scheduled to be held on April 9, 2008. Copies of the notice and proxy statement are annexed hereto as Exhibit 1 and are incorporated herein by reference.

Exhibits

Exhibit 1	Notice and Proxy Statement dated March 2, 2008, relating to the Extraordinary General Meeting of the registrant’s shareholders scheduled to be held on April 9, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2008.	IncrediMail Ltd. By: /s/ Yacov Kaufman —————————————— Yacov Kaufman Chief Financial Officer